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                                                                       EXHIBIT 2

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNITED STATES DOLLARS)

                                                         MARCH 31, 2003      SEPTEMBER 30, 2002
                                                          (UNAUDITED)            (AUDITED)
                                                       ------------------    ------------------
ASSETS
  Current assets:
  Cash and cash equivalents                            $        3,487,824    $        6,710,782
  Short-term investments                                        2,790,385             3,049,164
  Trade and other receivables                                     278,830                99,850
  Inventories                                                   1,721,216             1,720,952
  Prepaid expenses and other                                      258,605               368,435
  Due from Urizon Joint Venture (Note 5)                          300,024                    --
  Other asset (Note 3)                                                 --             3,861,000
                                                       ------------------    ------------------
                                                                8,836,884            15,810,183

  Plant and equipment, net                                      3,087,275             3,363,253
  Mongolia mineral properties                                     785,299               538,897
  Investment in Urizon Joint Venture (Note 5)                   1,500,000                    --
  Due from Urizon Joint Venture (Note 5)                           73,617                    --
  Restricted investments (Note 2)                              11,898,388            12,666,937
                                                       ------------------    ------------------
                                                       $       26,181,463    $       32,379,270
                                                       ==================    ==================

LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities             $          589,676    $          762,883
  Notes payable                                                     9,051                10,242
  Deferred revenue                                              3,912,838            10,899,194
  Deferred credit (Note 3)                                             --             4,220,000
                                                       ------------------    ------------------
                                                                4,511,565            15,892,319

  Notes payable, net of current portion                            63,351                43,548
  Reclamation obligations (Note 4)                             12,320,983            12,320,983
                                                       ------------------    ------------------
                                                               16,895,899            28,256,850
                                                       ------------------    ------------------

SHAREHOLDERS' EQUITY
  Share capital (66,285,066 and 65,735,066
    shares issued and outstanding)                             37,540,152            37,466,609
  Deficit                                                     (28,254,588)          (33,344,189)
                                                       ------------------    ------------------
                                                                9,285,564             4,122,420
                                                       ------------------    ------------------
                                                       $       26,181,463    $       32,379,270
                                                       ==================    ==================



ON BEHALF OF THE BOARD


/s/ Ron F. Hochstein                              /s/ Lukas H. Lundin
Ron F. Hochstein, Director                        Lukas H. Lundin, Director

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNITED STATES DOLLARS) (UNAUDITED)

                                                 THREE MONTHS ENDED MARCH 31          SIX MONTHS ENDED MARCH 31
                                                   2003               2002             2003              2002
                                               --------------    --------------    --------------    --------------
OPERATIONS
Revenue
   Process milling                             $    4,817,797    $      147,256    $    9,091,904    $      262,243
                                               --------------    --------------    --------------    --------------
    Total revenue                                   4,817,797           147,256         9,091,904           262,243
                                               --------------    --------------    --------------    --------------
Costs and expenses
  Process milling expenditures                      1,807,052           159,495         3,495,021           273,725
  Mill stand-by expenditures                               --           718,099                --         1,377,572
  Selling, general and administrative                 414,177           901,276         1,010,963         1,485,453
  Gain on disposition of other asset                       --                --           (79,000)               --
  Depreciation                                          8,544            20,214            17,088            40,230
                                               --------------    --------------    --------------    --------------
                                                    2,229,773         1,799,084         4,444,072         3,176,980
                                               --------------    --------------    --------------    --------------

Operating income (loss)                             2,588,024        (1,651,828)        4,647,832        (2,914,737)

  Net interest and other income                       235,885           505,891           441,769           635,265
                                               --------------    --------------    --------------    --------------
Income (loss) for the period                        2,823,909        (1,145,937)        5,089,601        (2,279,472)
                                               ==============    ==============    ==============    ==============

Basic and diluted income (loss) per share      $         0.04    $        (0.02)   $         0.08    $        (0.03)
                                               ==============    ==============    ==============    ==============

DEFICIT
Deficit, beginning of period                      (31,078,497)      (34,662,714)      (33,344,189)      (33,529,179)
  Net income (loss) for the period                  2,823,909        (1,145,937)        5,089,601        (2,279,472)
                                               --------------    --------------    --------------    --------------
DEFICIT, END OF PERIOD                         $  (28,254,588)   $  (35,808,651)   $  (28,254,588)   $  (35,808,651)
                                               ==============    ==============    ==============    ==============

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNITED STATES DOLLARS) (UNAUDITED)

                                                            THREE MONTHS ENDED MARCH 31          SIX MONTHS ENDED MARCH 31
                                                               2003              2002              2003              2002
                                                           --------------    --------------    --------------    --------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income (loss) for the period                           $    2,823,909    $   (1,145,937)   $    5,089,601    $   (2,279,472)
Items not affecting cash
  Depreciation and amortization                                   151,028           205,979           347,731           411,650
  Gain on sale of equipment                                        (7,106)               --           (79,425)               --
  Gain on sale of short-term investments                         (121,806)         (337,284)         (121,806)         (337,284)
  Gain on disposition of other asset                                   --                --           (79,000)               --
Changes in non-cash working capital items
  Decrease (increase) in trade and other receivables              466,142           666,601          (552,621)          428,744
  Decrease (increase) in inventories                              186,732           (13,521)             (265)           (9,770)
  Decrease (increase) in other current assets                      12,402           (49,255)          109,830             9,227
  Increase (decrease) in other accounts
  payable and accrued liabilities                                 199,546           173,418          (173,207)           92,212
                                                           --------------    --------------    --------------    --------------
  NET CASH PROVIDED BY (USED IN) OPERATIONS                     3,710,847          (499,999)        4,540,838        (1,684,693)
                                                           --------------    --------------    --------------    --------------

INVESTING ACTIVITIES

  Purchase of properties, plant and equipment                     (41,936)          (35,185)          (58,909)          (56,887)
  Mongolia mineral properties                                     (90,986)               --          (246,402)               --
  Proceeds from sale of short-term investments                  1,377,260         1,784,068         1,377,260         9,688,953
  Proceeds from sale of surplus equipment                          13,700                --            91,000                --
  Purchase of short-term investments                             (996,675)         (752,626)         (996,675)         (752,626)
  Decrease (increase) in restricted investments                   887,374          (119,036)          768,550        (1,919,208)
  Purchase of long-term investment                                     --                --        (1,500,000)               --
                                                           --------------    --------------    --------------    --------------
  NET CASH PROVIDED BY (USED IN)
  INVESTMENT ACTIVITIES                                         1,148,737           877,221          (565,176)        6,960,232
                                                           --------------    --------------    --------------    --------------

FINANCING ACTIVITIES

  Decrease in notes payable                                        (2,673)           (4,099)           (5,807)           (8,104)
  Settlement of other asset                                            --                --          (280,000)               --
  (Decrease) increase in deferred revenue                      (4,229,876)          465,018        (6,986,357)        1,810,897
  Exercise of employee stock options                               73,544                --            73,544                --
                                                           --------------    --------------    --------------    --------------
  NET CASH (USED IN) PROVIDED BY
  FINANCING ACTIVITIES                                         (4,159,005)          460,919        (7,198,620)        1,802,793
                                                           --------------    --------------    --------------    --------------

Increase (decrease) in cash and cash equivalents                  700,579           838,141        (3,222,958)        7,078,332
Cash and cash equivalents, beginning of period                  2,787,245         8,605,535         6,710,782         2,365,344
                                                           --------------    --------------    --------------    --------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                   $    3,487,824    $    9,443,676    $    3,487,824    $    9,443,676
                                                           ==============    ==============    ==============    ==============